Mail Stop 3561
January 10, 2006

Eric Lung, President
Paracap Corporation
5525 West Boulevard, Suite 443
Vancouver, British Columbia
Canada V6M 3W6

      Re:	Paracap Corporation
		Amendment No. 3 to Registration Statement on Form SB-2
      Filed December 23, 2005
		File No. 333-128253

Dear Mr. Lung:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement Cover Page
1. The calculation of registration fee table should include all of the components listed on Form SB-2. Please amend to include the "proposed maximum aggregate offering price."
2. It appears that you have attempted to use the current fee rate for all of the shares you are issuing in this registration statement. Please revise to indicate that you initially paid $14.79 for the initial registration fee on 12,570,000 and that you are paying for the additional 900,000 shares included in the latest amendment under the current fee table. Also, please ensure that you have paid all applicable fees to the Securities and Exchange Commission.

Management`s Discussion and Analysis or Plan of Operation
Plan of Operation for the Next Twelve Months
3. We note your disclosure that the estimated finish date for construction of the store is December 2005. Please update your registration statement with the current timelines for operations.
4. We note your tabular disclosure of pre-operational costs that you expect to incur prior to the store commencing operations. Please ensure that your total equals the sum of the expenses.
5. In your tabular disclosure of pre-operational costs, please include information regarding how long the expenses listed will suffice. For example, you indicate that office and rent expense is
$4,000. Disclose the length of time that the $4,000 payment will cover office and rent expense or the components of this sum.
6. Please update the dollar amounts in this section to update for current financials. Additionally, please include the dates for your estimates of working capital and net losses.
7. In order to fund your cash needs prior to operations you expect to pursue additional financing. One of the stated ways that you intend to obtain cash is from a short term loan from your director or from your shareholders. Please tell us the basis of your expectation for receiving these loans since you have no agreements to do so. Additionally, we note that the amounts you expect to receive under the loans and leases will not cover the amount of expenses you have.
Please include additional disclosure to indicate how you will finance any shortfalls.
8. In this section you have a partial sentence "If there is a need and we are unable to raise the required financing[.]" Please revise.

Selling Shareholders
9. We reissue a portion of comment 7 in our letter dated December
6,
2005. We requested your analysis of common share issuance pricing.
On May 10, 2005, you had two issuances of share on the same day which increased the share price ten-fold. Please tell us the basis for issuing some common shares at $0.001 per share and some common shares for $0.01 per share on the same day for each instance. Please confirm that your auditor concurs with your accounting treatment of this issue.
10. We also note that you have changed the total number of shares issued by increasing the amount by 900,000 shares. You indicated in your response letter that the difference in amount was due to "human error" in the subscription documents. Please tell us what your ledger reflected at the time in question. Additionally, we would like confirmation that the additional 900,000 shares were issued on
April 20, 2005 from the transfer agent. Please provide us with amended supplemental subscription agreements. Tell us whether any additional funds were paid for the changes in share ownership. Additionally, it appears that you have issued additional stock while in registration. Please provide your legal analysis discussing the appropriateness of this transaction. Finally, please address why this error was not addressed previously.

Future Sales of Shares
11. Your second paragraph in this section appears to be incomplete.
Please revise.

Interim Statements of Operations
12. We note that in the three months ended October 31, 2005, you have
paid management fees of $2,000.  Please advise us whether these fees
were paid to Mr. Lung or to another individual engaged in the
management of Paracap.   Additionally, please consider whether
this
payment of management fees would be considered salary for any individual.

Undertakings
13. Please add the new undertakings set forth in Item 512(a)(4) and
(g) of Regulation S-B.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.









      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, Ellie Quarles, Special Counsel, at (202) 551-3238,
or me at (202) 551-3720 with any other questions.


								Sincerely,



								H. Christopher Owings
								Assistant Director

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Eric Lung, President
Paracap Corporation
January 10, 2006
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